UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

AllDigital Holdings, Inc.
(Name of Issuer)

Common Stock, $0.001 Par Value
(Title of Class of Securities)

01677T106
(CUSIP Number)

Stephen J. Smith
220 Technology Drive, Suite 100
Irvine, California 92618
(949) 250-7340

With a copy to:
Larry A. Cerutti, Esq.
Rushika Kumararatne de Silva, Esq.
Troutman Sanders LLP
5 Park Plaza, Suite 1400
Irvine, California 92614
(949)-622-2700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 27, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [  ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 01677T106	SCHEDULE 13D	Page 2 of 4

1	NAMES OF REPORTING PERSONS Stephen J. Smith I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,713,918
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,713,918
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,713,918

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.19% (1)

14	TYPE OF REPORTING PERSON IN

(1)	Based on 33,231,977 shares of the Issuer’s common stock outstanding as of November 12, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 12, 2013.

CUSIP No. 01677T106	SCHEDULE 13D	Page 3 of 4

Introductory Statement

This Amendment No. 1 to Schedule 13D (the “Amendment”) amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission on August 9, 2011 (the “Original Statement” and together with this Amendment, the “Statement”). Except as otherwise provided herein, each Item of the Statement remains unchanged.

Item 1.   Security and Issuer

After the filing of the Original Statement, the issuer changed its name to AllDigital Holdings, Inc., a Nevada corporation (the “Company”). This Statement relates to shares of common stock, $0.001 par value per share (“Common Stock”), of the Company. The principal executive offices of the Company are located at 220 Technology Drive Suite 100, Irvine, California 92618.

Item 2.   Identity and Background

This Statement is filed by Stephen J. Smith, an individual (the “Reporting Person”), whose business address is 220 Technology Drive Suite 100, Irvine, California 92618. The Reporting Person’s principal occupation is serving as VP Network Services of the Company.

The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The Reporting Person is a citizen of the United States.

Item 5.   Interest in Securities of the Issuer.

(a) As of April February 5, 2014, the Reporting Person was the beneficial owner of 5,713,918 shares of Common Stock (which represents approximately 17.19% of the outstanding shares of Common Stock, based on 33,231,977 shares of the Company’s common stock outstanding as of November 12, 2013 (as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 12, 2013).

(b)

	Shared Voting Power	Sole Voting Power	Shared Dispositive Power	Sole Dispositive Power
Stephen J. Smith	0	5,713,918	0	5,713,918

(c) On January 27, 2014, the Reporting Person sold 500,000 shares of Common Stock at a price of $0.15 per share in a privately negotiated transaction. Except as set forth herein, during the past 60 days, the Reporting Persons has not effected any transactions in the shares of Common Stock.

(d) Not applicable.

(e) Not applicable.

CUSIP No. 01677T106	SCHEDULE 13D	Page 4 of 4

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 6, 2014	/s/ STEPHEN J. SMITH
Stephen J. Smith an individual